Supplement dated September 8, 2025
to the Prospectus dated November 22, 2024
for Columbia Seligman Premium Technology Growth Fund, Inc. (the Fund)
The Fund’s Board of Directors has approved a modification to the Fund’s Stock Repurchase Program. Accordingly, effectively immediately, the section Stock Repurchase Program under the heading Summary of the Fund – Prospectus Summary is hereby superseded and replaced with the following:
The Fund may pay distributions to Common Stockholders that are, in whole or in part, attributable to distributions received by the Fund from its underlying portfolio investments (Portfolio Company Distributions). The Fund, under its stock repurchase program, currently intends to make open market purchases of its Common Shares from time to time when the Common Shares are trading at a discount to NAV per share, in an amount approximately sufficient to offset the growth in the number of shares of Common Shares issued as a result of Common Stockholders reinvesting Fund distributions, but only with respect to any portion of the Fund distribution constituting Portfolio Company Distributions less Fund expenses; however, in order to facilitate the required distributions, no repurchases will be made during the period between the declaration date and the ex-dividend date for Fund distributions.  Additional information about the Fund's stock repurchase program can be found in the Dividend Investment Plan and Stock Repurchase Program section.
The rest of the section remains the same.
The section "Stock Repurchase Program" under the heading "Dividend Investment Plan and Stock Repurchase Program" section of the Prospectus is hereby superseded and replaced with the following:
The Fund may pay distributions to Common Stockholders that are, in whole or in part, attributable to distributions received by the Fund from its underlying portfolio investments (Portfolio Company Distributions). The Fund, under its stock repurchase program, currently intends to make open market purchases of its Common Shares from time to time when Common Shares are trading at a discount to NAV per share, in an amount approximately sufficient to offset the growth in the number of Common Shares issued as a result of Common Stockholders reinvesting Fund distributions, but only with respect to any portion of the Fund distribution constituting Portfolio Company Distributions less Fund expenses; however, in order to facilitate the required distributions, no repurchases will be made during the period between the declaration date and the ex-dividend date for Fund distributions.  Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares.  Interest on any borrowings to finance share purchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases will reduce the Fund's net income.  Any share repurchase or borrowing would have to comply with the Exchange Act and the 1940 Act and the rules and regulations thereunder.  The Fund has no present intention to borrow in order to finance any repurchase of Common Shares.
The rest of the section remains the same.
Shareholders should retain this Supplement for future reference.
SUP221_12_001_(09/25)